HUNTON & WILLIAMS LLP BANK OF AMERICA PLAZA 600 PEACHTREE STREET, NE ATLANTA, GEORGIA 30308-2216 TEL 404 • 888 • 4000 FAX 404 • 602 • 9039
November 10, 2009	FILE NO: 64065.000026

VIA EDGAR

Mr. Thomas Kluck
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

RE:	New York Mortgage Trust, Inc.
Registration Statement on Form S-3
Filed on October 23, 2009
Registration No. 333-162654

Dear Mr. Kluck:

As counsel to New York Mortgage Trust, Inc., a Maryland corporation (the “Company”), we are transmitting for filing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 6, 2009 in connection with the Company’s filing on October 23, 2009 of a registration statement on Form S-3 (Registration No. 333-162654) under the Securities Act of 1933, as amended (the “Registration Statement”).

For convenience of reference, each Staff comment contained in your November 6, 2009 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Summary, page 1

1.
You do not appear to meet General Instruction I.B.1. of the eligibility requirements for Form S-3 because the aggregate market value of the voting and non-voting common equity held by your non-affiliates is not $75 million or more. Please advise us whether you plan to rely on General Instruction I.B.6., or in the alternative, choose an appropriate form for your registration statement.

RESPONSE:  The Company acknowledges that the aggregate market value of its voting and non-voting common equity held by non-affiliates is less than $75 million and hereby advises the Staff that it is relying on General Instruction I.B.6 of the eligibility requirements for use of Form S-3.

Mr. Thomas Kluck
November 10, 2009

2.
It appears that you have a pending Form S-3, filed with us on June 18, 2008, with outstanding comments. Please advise us whether you will be responding to the outstanding comments, or in the alternative, withdraw this registration statement

RESPONSE: The Company advises the Staff that it filed a request for withdrawal with the Commission on November 10, 2009 requesting that the Commission consent to the withdrawal of the Company’s registration statement on Form S-3 (Registration No. 333-151770) filed on June 18, 2008.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (404) 888-4077.

Very truly yours,

/s/ Christopher C. Green

Christopher C. Green

cc:	Steven R. Mumma
Daniel M. LeBey
Adam F. Turk